Exhibit 12.1
National City Corporation
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	For the Three Months
	Ended March 31		Year Ended December 31
(Dollars in Thousands)	2007	2006	2006	2005	2004	2003	2002

COMPUTATION EXCLUDING PREFERRED STOCK DIVIDENDS:
Income before income tax expense	$453,040	$656,224	$3,422,636	$2,965,416	$4,077,940	$3,237,466	$2,168,801
Interest on nondeposit interest bearing liabilities	413,987	431,732	1,909,843	1,431,470	697,204	738,085	762,163
Portion of rental expense deemed representative of interest	13,271	12,512	53,835	59,190	40,592	37,116	37,544

Total income for computation excluding interest on deposits	880,298	1,100,468	5,386,314	4,456,076	4,815,736	4,012,667	2,968,508
Interest on deposits	685,705	537,053	2,420,316	1,604,601	896,131	891,731	1,148,378

Total income for computation including interest on deposits	$1,566,003	$1,637,521	$7,806,630	$6,060,677	$5,711,867	$4,904,398	$4,116,886

Fixed charges excluding interest on deposits	$427,258	$444,244	$1,963,678	$1,490,660	$737,796	$775,201	$799,707

Fixed charges including interest on deposits	$1,112,963	$981,297	$4,383,994	$3,095,261	$1,633,927	$1,666,932	$1,948,085

Ratio excluding interest on deposits	2.06x	2.48x	2.74x	2.99x	6.53x	5.18x	3.71x
Ratio including interest on deposits	1.41x	1.67x	1.78x	1.96x	3.50x	2.94x	2.11x
COMPUTATION INCLUDING PREFERRED STOCK DIVIDENDS:
Total income for computation excluding interest on deposits	$880,298	$1,100,468	$5,386,314	$4,456,076	$4,815,736	$4,012,667	$2,968,508

Total income for computation including interest on deposits	$1,566,003	$1,637,521	$7,806,630	$6,060,677	$5,711,867	$4,904,398	$4,116,886

Fixed charges excluding interest on deposits and preferred stock dividends	$427,258	$444,244	$1,963,678	$1,490,660	$737,796	$775,201	$799,707
Pretax preferred stock dividends	620	594	2,536	2,416	1,208	—	32

Fixed charges including preferred stock dividends, excluding interest on deposits	427,878	444,838	1,966,214	1,493,076	739,004	775,201	799,739
Interest on deposits	685,705	537,053	2,420,316	1,604,601	896,131	891,731	1,148,378

Fixed charges including interest on deposits and preferred stock dividends	$1,113,583	$981,891	$4,386,530	$3,097,677	$1,635,135	$1,666,932	$1,948,117

Ratio excluding interest on deposits	2.06x	2.47x	2.74x	2.98x	6.52x	5.18x	3.71x
Ratio including interest on deposits	1.41x	1.67x	1.78x	1.96x	3.49x	2.94x	2.11x
COMPONENTS OF FIXED CHARGES(a):
Interest:
Interest on deposits	$685,705	$537,053	$2,420,316	$1,604,601	$896,131	$891,731	$1,148,378
Interest on nondeposit interest bearing liabilities	413,987	431,732	1,909,843	1,431,470	697,204	738,085	762,163

Total interest charges	$1,099,692	$968,785	$4,330,159	$3,036,071	$1,593,335	$1,629,816	$1,910,541

Rental Expense:
Rental expense	$40,214	$37,916	$163,136	$179,363	$123,005	$112,474	$113,769
Portion of rental expense deemed representative of interest	13,271	12,512	53,835	59,190	40,592	37,116	37,544
Preferred Stock Charge:
Preferred stock dividends	437	415	1,704	1,616	785	—	21
Pretax preferred dividends	620	594	2,536	2,416	1,208	—	32

(a)	Fixed charges exclude interest on uncertain tax positions which is classified within the income tax provision in the consolidated statements of income.